

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2021

Seth D. Wexler
Senior Vice President, General Counsel and Secretary
Patterson-UTI Energy, Inc.
10713 W. Sam Houston Pkwy N., Suite 800
Houston, TX 77064

> **Re: Patterson-UTI Energy, Inc.**
> **Registration Statement on Form S-4**
> **Filed August 3, 2021**
> **File No. 333-258424**

Dear Mr. Wexler:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kevin Dougherty at (202) 551-3271 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Tull Florey